



UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65872

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crowe Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 West Madison Street, Suite 700
(No. and Street)

Chicago (City) Illinois (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Roth (574) 246-4468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – *if individual, state last, first, middle name*)

209 W. Jackson Blvd., Suite 404 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles B. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crowe Capital Markets, LLC, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 17th day of May, 2010.

Signature

Senior Managing Director

Title

Notary Public


OFFICIAL SEAL
SANDRA M THOMPSON
Notary Public, State of Illinois
My Commission Expires: 10/22/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWE CAPITAL MARKETS, LLC
(An Indiana Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

(FILED PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD - SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Management Committee
Crowe Capital Markets, LLC
Chicago, IL 60602

We have audited the accompanying statement of financial condition of Crowe Capital Markets, LLC (An Indiana Limited Liability Company) as of March 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Crowe Capital Markets, LLC as of March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.



Bradford R. Dooley & Associates

Chicago, Illinois
May 17, 2010

CROWE CAPITAL MARKETS, LLC
(An Indiana Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS

Cash	$ 241,387

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to Crowe Horwath LLP	$ 23,216
Accounts payable and accrued expenses	70,003
Total liabilities	93,219
Member's Equity	148,168
Total liabilities and member's equity	$ 241,387

The accompanying notes to the financial statements are an integral part of this statement.

CROWE CAPITAL MARKETS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

The Company was formed on March 17, 2000 as a Limited Liability Company under the provisions of the Indiana Business Flexibility Act.

The term of the Company is perpetual unless and until dissolved in accordance with the provision of the member's operating agreement.

The Company is registered as a non-clearing broker/dealer and was approved as a member of the Financial Industry Regulatory Authority, Inc. (FINRA) in September, 2003.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities such as mergers, acquisitions and other corporate reorganization transactions including financial advisory services.

The Company is wholly owned by Crowe Horwath LLP.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based on the capital commitments obtained as of the end of a commitment closing for a respective offering.

Retainer based and success based fees are recorded as of a given date for the non-refundable, non-contingent retainer fees, while the success based fees are recorded upon the achievement of a criteria agreed upon with the client (such as closing of the transaction.)

Fees for services are recorded in the period the hours are worked.

Accounts Receivable

Accounts receivable are stated at face amount net of any allowance for doubtful accounts for possible uncollectible amounts.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment
Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Maintenance and repairs are charged to income as incurred.

Income Taxes
The Company has elected to be treated as a partnership for income tax purposes. Generally, any taxable income of a partnership flows through to the member and is reported on personal income tax returns.

Management has evaluated the effects of adoption of FASB ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) to the Company, and as of March 31, 2010, has determined no provision for income tax is required in the Company's financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies* (formerly FASB Statement No. 5, *Accounting for Contingencies*) which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated.

No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements. Each member of the Company is generally responsible for reporting taxable income or loss, to the extent required by federal and state income tax laws and regulations, based upon its respective share of the Company's income and expense as reported for income tax purposes.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

NOTE 3 COMMITMENTS AND CONTINGENCIES

The Company operates out of offices leased by the sole member of the Company. During the fiscal year ended March 31, 2010, the Company paid $23,333 to the sole member for office rent pursuant to an inter-company service agreement.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

NOTE 4 NET CAPITAL REQUIREMENTS (Continued)

Net capital and aggregate indebtedness change from day to day, but at March 31, 2010, the Company had net capital and net capital requirements of $148,168 and $6,215, respectively. The net capital rule may effectively restrict the payment of member capital withdrawals.

NOTE 5 RELATED PARTY TRANSACTIONS

Pursuant to an inter-company service agreement, the Company engages in transactions with the sole member.

During the fiscal year ended, March 31, 2010, the sole member provided office rent, office supplies, telephone, administrative and other professional services to the Company.

Purchases for these various services were approximately $36,800 for the year ended March 31, 2010. At March 31, 2010, there was $23,216 in outstanding accounts payable as a result of these transactions.

The Company conducts its operations from facilities leased from the sole member described more fully in NOTE 3 above.

NOTE 6 EMPLOYEE BENEFIT PLAN

The Company sponsors 401K plans that provide for salary deferrals and Company contributions for all eligible employees. Company contributions consist of two components: an age-based formula, and a matching contribution of up to 2.50% (computed as 50% of the first 5.00%) of base salary. Company contributions are vested at 100% after three (3) years for both the age-based contributions and matching contributions. There were no Company contributions made for the year ended March 31, 2010.

NOTE 7 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events through May 17, 2010, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.